Filed pursuant to Rule to 424(b)(2)

Registration Statement No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated December 18, 2012.

Pricing Supplement to the Prospectus dated September 19, 2011, Prospectus Supplement dated September 19, 2011, General Terms Supplement dated August 24, 2012 and Product Supplement No. 1627 dated August 24, 2012 — No.

The Goldman Sachs Group, Inc. $ Leveraged Buffered Basket-Linked Medium-Term Notes, Series D, due

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be January 10, 2014) is based on the U.S. dollar value of the performance of a weighted basket comprised of the EURO STOXX 50® Index (56% weighting), the FTSE® 100 Index (23% weighting) and the TOPIX (21% weighting).

The performance of each index will be based on the index return for such index which will equal the percentage increase or decrease of the U.S. dollar value of the final index level for each index (which will be the arithmetic average of the U.S. dollar value of the closing levels of such index on each averaging date (expected to be December 20, 2013, December 27, 2013, December 30, 2013, January 6, 2014 and January 7, 2014)) from the U.S. dollar value of the initial index level for such index on the trade date (expected to be December 21, 2012).

The basket return will be based on the sum of the component returns for each index multiplied by the index weightings set forth above. The component returns for each index will be calculated as follows: (i) if the index return is positive, the component return will be the sum of 100% plus the product of 2 times the index return, subject to the maximum component return of 115.30%, (ii) if the index return is zero or negative but not worse than -10%, the component return will be 100%, and (iii) if the index return is negative and worse than -10%, the component return will be the sum of 100% plus the product of approximately 1.1111 times the sum of the index return plus 10%.

The amount that you receive on your notes on the stated maturity date will be based on the basket return.  On the stated maturity date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to $1,000 times the basket return.  Because the maximum component return is 115.30%, the most you can receive on $1,000 face amount of notes at stated maturity is $1,153.00.  If the index return for any one index is worse than -10% you may lose a portion of your investment in the notes (the negative return on one index may offset the positive return on the other indexes), if the index return for all three indexes is worse than -10% you will lose a portion of your investment in the notes and if the final index level for each index is 0, you will lose your entire investment in the notes.

Any appreciation of the U.S. dollar between the trade date and the averaging dates against the euro, British pound or Japanese yen will negatively impact the return on your notes.  Due to the unequal weighting of each index, the performance of the EUROSTOXX 50® Index will have a significantly larger impact on your return on the notes.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page PS-13.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure included herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is equal to approximately $       per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will equal approximately $       per $1,000 face amount, which will exceed the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through June    , 2013.

Original issue date:	expected to be December 27, 2012	Original issue price:	100% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of     % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount from Goldman, Sachs & Co.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.	JP Morgan Placement Agent

Pricing Supplement dated                 , 2012.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs, may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Summary Information

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1627” mean the accompanying product supplement no. 1627, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-20 of the accompanying product supplement no. 1627 and “Supplemental Terms of the Notes” on page S-12 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 1627 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1627 or the accompanying general terms supplement.

Key Terms

Issuer:	The Goldman Sachs Group, Inc.

Basket:	Basket Underliers	Bloomberg Ticker	Underlying Currency	Underlier Weighting
	EURO STOXX 50® Index	SX5E	Euro (USD/EUR)	56.00%
	FTSE® 100 Index	UKX	British Pound (USD/GBP)	23.00%
	TOPIX	TPX	Japanese Yen (USD/JPY)	21.00%

Specified currency:	U.S. dollars (“$”) (“USD”)

Terms to be specified in accordance with the accompanying product supplement no. 1627:	• type of notes: notes linked to a basket of underliers

	• exchange rates: yes, as described below

	• buffer level: yes, as described below

	• cap level: yes, as described below

	• maximum component return: yes, as described below

	• averaging dates: yes, as described below

	• interest: not applicable

	• redemption right or price dependent redemption right: not applicable

Face amount:	each note will have a face amount of $1,000; $ in the aggregate for all the offered notes

Denominations:	$10,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount:

the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the

Notes Will be Negatively Affected” on page PS-16 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:

you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-26 of the accompanying product supplement no. 1627. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

Cash settlement amount (on the stated maturity date:	for each $1,000 face amount of your notes, an amount in cash equal to the product of (1) the $1,000 face amount times (2) the basket return

Basket return:	the sum of the products, as calculated for each basket underlier, of (1) the component return for each basket underlier times (2) the underlier weighting for each such basket underlier

Component return:	with respect to each basket underlier:

• if the final underlier level is greater than or equal to the cap level for such basket underlier, the maximum component return for such basket underlier;

•

if the final underlier level is greater than the initial underlier level but less than the cap level for such basket underlier, the sum of (1) 100% plus (2) the product of (i) the upside participation rate for such basket underlier times (ii) the underlier return;

• if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level for such basket underlier, 100%; and

•

if the final underlier level is less than the buffer level for such basket underlier, the sum of (1) 100% plus (2) the product of (i) the buffer rate for such basket underlier times (ii) the sum of the underlier return plus the buffer amount for such basket underlier

Initial underlier level (to be set on the trade date):	with respect to each basket underlier, expected to equal the adjusted closing level of such basket underlier on the trade date

Final underlier level:

with respect to each basket underlier, the arithmetic average of the adjusted closing levels of such basket underlier on each of the averaging dates for such basket underlier, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Underlier return:	with respect to each basket underlier, the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Closing level:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-25 of the accompanying general terms supplement

Adjusted closing level:

for each basket underlier on any trading day, the official closing level of such basket underlier published by the underlier sponsor of such basket underlier on such trading day for such basket underlier multiplied by the exchange rate for such basket underlier on such trading day

Exchange rate:

for each underlying currency, the official mid-WM Reuters fixing at 4 pm London Time, expressed as the number of U.S. dollars per one unit of such underlying currency, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement

Underlier weighting:

as set forth in the table below, subject to adjustment as described under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Upside participation rate:	200% for the EURO STOXX 50® Index, 200% for the FTSE® 100 Index and 200% for the TOPIX

Cap level:	107.65% of the initial underlier level of the EURO STOXX 50® Index, 107.65% of the initial underlier level of the FTSE® 100 Index and 107.65% of the initial underlier level of the TOPIX

Maximum component return:	115.30% for the EURO STOXX 50® Index, 115.30% for the FTSE® 100 Index and 115.30% for the TOPIX, which is calculated for each basket underlier as follows:

100% + (100% x upside participation rate for such basket underlier x

)

Buffer level:	90% of the initial underlier level of the EURO STOXX 50® Index, 90% of the initial underlier level of the FTSE® 100 Index and 90% of the initial underlier level of the TOPIX

Buffer rate:

with respect to each basket underlier, the quotient of the initial underlier level divided by the buffer level for such basket underlier, which equals approximately 111.1111% for the EURO STOXX 50® Index, approximately 111.1111% for the FTSE® 100 Index and approximately 111.1111% for the TOPIX

Buffer amount:	10% for the EURO STOXX 50® Index, 10% for the FTSE® 100 Index and 10% for the TOPIX

Trade date:	expected to be December 21, 2012

Original issue date (settlement date) (to be set on the trade date):	expected to be December 27, 2012

Stated maturity date (to be set on the trade date):	expected to be January 10, 2014, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on

page S-12 of the accompanying general terms supplement

Averaging dates (to be set on the trade date):

expected to be December 20, 2013, December 27, 2013, December 30, 2013, January 6, 2014 and January 7, 2014, subject to adjustment as described under “Supplemental Terms of the Notes — Averaging Dates” on page S-14 of the accompanying general terms supplement.

Determination date (to be set on the trade date):

expected to be the last averaging date, January 7, 2014, subject to adjustment as described under “Supplemental Terms of the Notes — Averaging Dates” on page S-14 of the accompanying general terms supplement

No interest:	the offered notes will not bear interest

No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right

Calculation agent:	Goldman, Sachs & Co.

Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-25 of the accompanying general terms supplement

Trading day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement

CUSIP no.:	38141GLJ1

ISIN no.:	US38141GLJ12

Use of proceeds and hedging:	as described under “Use of Proceeds” and “Hedging” on page S-24 of the accompanying product supplement no. 1627

ERISA:	as described under “Employee Retirement Income Security Act” on page S-33 of the accompanying product supplement no. 1627

FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

The underlying currency, initial exchange rate (to be set on the trade date), initial underlier level (to be set on the trade date) and underlier weighting of each of the basket underliers is set forth in the table below:

Basket underlier	Underlying currency	Initial exchange rate (to be set on the trade date)	Initial underlier level (to be set on the trade date)	Underlier weighting
EURO STOXX 50® Index	Euro (USD/EUR)			56.00%
FTSE® 100 Index	British Pound (USD/GBP)			23.00%
TOPIX	Japanese Yen (USD/JPY)*			21.00%

*       The Japanese Yen convention is generally quoted as Japanese Yen per U.S. Dollar. For calculation consistency purposes, the initial exchange rate for the Japanese Yen will be converted to U.S. Dollars per Japanese Yen. The calculation is 1 divided by the observed level of the JPY/USD exchange rate on the relevant date.

Leveraged Buffered Basket-Linked Medium-Term Notes, Series D

Issued by:
The Goldman Sachs Group, Inc.

Investment Objective

For investors:

- *who believe that the change in the adjusted closing level of each basket underlier from the trade date to the applicable final underlier level (which, with respect to each basket underlier, will be the arithmetic average of the adjusted closing levels of such basket underlier on each of the averaging dates for such basket underlier) will not be greater than 7.65% or less than -10.00%; and*
- *who want to receive a leveraged component return for each basket underlier if the final underlier level for such basket underlier increases, and protection against a decline in the applicable final underlier level of up to 10.00%, in each case in exchange for:*
    - *limiting their upside return if the applicable final underlier level increases by more than 7.65%; and*
    - *bearing the full downside risk on a leveraged basis if the applicable final underlier level decreases by more than 10.00%, including the risk of losing their entire investment in the notes.*

Determining the Cash Settlement Amount

- if the final underlier level is *greater than* the initial underlier level (set on the trade date), 100% *plus* the *product* of (i) 2 *times* (ii) the underlier return (which will be the *result* of (1) the final underlier level *minus* the initial underlier level *divided* by (2) the initial underlier level), **subject to the maximum component return**; or

- if the final underlier level is *less than* or *equal to* the initial underlier level but *greater than* or equal to 90.00% of the initial underlier level, 100%; or

- if the final underlier level is *less than* 90.00% of the initial underlier level, 100% *plus* the *product* of 1.1111 *times* the *sum* of underlier return *plus* 10%.

The notes do not pay interest. Payment on the notes is subject to the creditworthiness of The Goldman Sachs Group, Inc.

You could lose your entire investment in the notes.

Because the return on your notes reflects both the change in each basket underlier level and the change in the exchange rate for each basket underlier, if the value of the U.S. dollar appreciates against some or all of the underlying currencies, you may not receive a positive return on your notes even if the levels of all basket underliers have increased.

The return on your notes is not linked to the performance of the basket on a one-to-one basis and is subject to a cap.

You should expect to hold the notes until the maturity date. There may be little or no secondary market for the notes. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice.

Indicative Terms

Additional Terms Specific to Your Notes

You should read this pricing supplement together with the prospectus dated September 19, 2011, the prospectus supplement dated September 19, 2011, the general terms supplement dated August 24, 2012 and the product supplement no. 1627 dated August 24, 2012. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated September 19, 2011:

http://www.sec.gov/Archives/edgar/data/886982/000119312511251384/d226127ds3asr.htm

•	Prospectus supplement dated September 19, 2011:

http://www.sec.gov/Archives/edgar/data/886982/000119312511251448/d233005d424b2.htm

•	General terms supplement dated August 24, 2012:

http://www.sec.gov/Archives/edgar/data/886982/000119312512368547/d402414d424b2.htm

•	Product supplement no. 1627 dated August 24, 2012:

http://www.sec.gov/Archives/edgar/data/886982/000119312512368554/d391296d424b2.htm

Hypothetical Examples

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical basket returns on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of basket returns that are entirely hypothetical; no one can predict what the basket return will be on any day throughout the life of your notes, and no one can predict what the basket closing level will be on any averaging date or what the basket return will be on the determination date. The basket underliers have been highly volatile in the past — meaning that the levels of the basket underliers have changed considerably in relatively short periods — and their performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the basket underliers and our creditworthiness.

In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes”  on page PS-13 of this pricing supplement.

The actual performance of the basket over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical basket underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the basket underliers during recent periods, see “The Basket and the Basket Underliers — Historical High, Low and Closing Levels of the Basket Underliers” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the basket underliers between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket underlier stocks.

Because of the maximum component return for each basket underlier, the maximum payment that you could receive on the stated maturity date is limited. Assuming basket underlier weights of EURO STOXX 50® Index (56.00%), FTSE® 100 Index (23.00%) and TOPIX (21.00%) and maximum component returns of EURO STOXX 50® Index (115.30%), FTSE® 100 Index (115.30%) and TOPIX (115.30%), the maximum cash settlement amount that we would deliver on your notes at maturity would be 115.30% of the face amount of your notes.

The cash settlement amounts shown below and in the examples below are entirely hypothetical; they are based on changes in exchange rates and market prices for the underlier stocks that may not be achieved on the averaging dates and on assumptions that may prove to be erroneous and have been rounded for the ease of analysis. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown below, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-18 of the accompanying product supplement no. 1627.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate for each basket underlier	200%
Buffer level for each basket underlier	90% of the initial underlier level
Buffer rate for each basket underlier	approximately 111.1111%
Buffer amount for each basket underlier	10%
Underlier weightings	EURO STOXX 50® Index (56.00%); FTSE® 100 Index (23.00%); TOPIX (21.00%)
Initial underlier levels prior to U.S. dollar adjustment	EURO STOXX 50® Index (100.00); FTSE® 100 Index (100.00); TOPIX (100.00)
Cap levels	EURO STOXX 50® Index (107.65); FTSE® 100 Index (107.65); TOPIX® (107.65)
Maximum component returns	EURO STOXX 50® Index (115.30%); FTSE® 100 Index (115.30%); TOPIX (115.30%)

•      Neither a market disruption event nor a non-trading day occurs on the originally scheduled averaging dates

•      No change in or affecting any of the underlier stocks or the method by which the underlier sponsors calculate the basket underliers

•      Notes purchased on original issue date and held to the stated maturity date

Example 1: Application of the Upside Participation Rate

Basket Underlier	Exchange Rate on the Trade Date	Final Underlier Level Prior to U.S. Dollar Adjustment	Exchange Rate on all Averaging Dates	Adjusted Closing Level	Underlier Return	Component Return	Underlier Weighting x Component Return
EURO STOXX 50® Index	1.3159	102.00	1.3159	134.2218	2.00%	104.00%	58.24%
FTSE® 100 Index	1.6201	102.00	1.6201	165.2502	2.00%	104.00%	23.92%
TOPIX	0.01193	102.00	0.01193	1.2169	2.00%	104.00%	21.84%
						Basket Return:	104.00%

In this example, the underlier return for the TOPIX is 2%, the underlier return for the EURO STOXX 50® Index is 2% and the underlier return for the FTSE® 100 Index is 2%, indicating that each of the basket underliers has appreciated by 2% from its initial underlier level to its final underlier level and the exchange rate on the trade date for each basket underlier is equal to the exchange rate on all averaging dates for each basket underlier.

The component returns for the basket underliers are as follows:

Component Return for = 100% + (200%) * (2%) = 104%

EURO STOXX 50® Index

Component Return for = 100% + (200%) * (2%) = 104%

FTSE® 100 Index

Component Return for = 100% + (200%) * (2%) = 104%

TOPIX

The basket return will be calculated as the sum of the products, as calculated for each basket underlier, of the component return for each basket underlier multiplied by the underlier weighting for each such basket underlier, expressed as a percentage.

The basket return will be calculated as follows: = 104.00% * 56.00% + 104.00% * 23.00% + 104.00% * 21.00% = 104.00%

Cash settlement amount = ($1,000 x 104.00%) = $1,040.00

Example 2: Application of the Exchange Rate Adjustment and the Maximum Component Return

Basket Underlier	Exchange Rate on the Trade Date	Final Underlier Level Prior to U.S. Dollar Adjustment	Exchange Rate on all Averaging Dates	Adjusted Closing Level	Underlier Return	Component Return	Underlier Weighting x Component Return
EURO STOXX 50® Index	1.3159	115.00	1.4475	166.4625	26.50%	115.30%	64.57%
FTSE® 100 Index	1.6201	60.00	1.2961	77.7660	-52.00%	53.33%	12.27%
TOPIX	0.01193	60.00	0.00954	0.5724	-52.02%	53.31%	11.20%
						Basket Return:	88.04%

In this example, prior to U.S. dollar adjustment, the final underlier level for the FTSE® 100 Index and the TOPIX has depreciated by 40% from its initial underlier level and, prior to U.S. dollar adjustment, the final underlier level for the EURO STOXX 50® Index has appreciated by 15% from its initial underlier level. In this example, the euro has also appreciated against the U.S. dollar by 10% while both the British pound and the Japanese yen have depreciated against the U.S. dollar by 20%.

Because the buffer amount for the FTSE® 100 Index and the TOPIX is 10%, the component returns for the FTSE® 100 Index and the TOPIX are as follows:

Component Return for = 100% + (111.111%) * (-52.00% + 10%) = 53.33%

FTSE® 100 Index

Component Return for = 100% + (111.111%) * (-52.02% + 10%) = 53.31%

TOPIX

Because the maximum component return for the EURO STOXX 50® Index is 115.30%, the component return for the EURO STOXX 50® Index is as follows:

Component Return for = 115.30%

EURO STOXX 50® Index

The basket return will be calculated as the sum of the products, as calculated for each basket underlier, of the component return for each basket underlier multiplied by the underlier weighting for each such basket underlier, expressed as a percentage.

The basket return will be calculated as follows: = 115.30% * 56.00% + 53.33% * 23.00% + 53.31% * 21.00% = 88.04%

Cash settlement amount = ($1,000 x 88.04%) = $880.40

Example 3: Application of the Exchange Rate Adjustment and the Buffer Amount

Basket Underlier	Exchange Rate on the Trade Date	Final Underlier Level Prior to U.S. Dollar Adjustment	Exchange Rate on all Averaging Dates	Adjusted Closing Level	Underlier Return	Component Return	Underlier Weighting x Component Return
EURO STOXX 50® Index	1.3159	80.00	1.1843	94.7440	-28.00%	80.00%	44.80%
FTSE® 100 Index	1.6201	70.00	1.4581	102.0670	-37.00%	70.00%	16.10%
TOPIX	0.01193	90.00	0.01133	1.01970	-14.53%	94.97%	19.94%
						Basket Return:	80.84%

In this example, prior to U.S. dollar adjustment, the final underlier levels for the EURO STOXX 50® Index, FTSE® 100 Index and the TOPIX have depreciated from the applicable initial underlier level by 20%, 30% and 10%, respectively. In this example, the euro, the British pound and the Japanese yen have depreciated against the U.S. dollar by 10%, 10% and 5%, respectively.

Because the buffer amount for the EURO STOXX 50® Index, FTSE® 100 Index and the TOPIX is 10%, the component returns for the EURO STOXX 50® Index, FTSE® 100 Index and the TOPIX are as follows:

Component Return for = 100% + (111.111%) * (-28.00% + 10%) = 80.00%

EURO STOXX 50® Index

Component Return for = 100% + (111.111%) * (-37.00% + 10%) = 70.00%

FTSE® 100 Index

Component Return for = 100% + (111.111%) * (-14.53% + 10%) = 94.97%

TOPIX

The basket return will be calculated as the sum of the products, as calculated for each basket underlier, of the component return for each basket underlier multiplied by the underlier weighting for each such basket underlier, expressed as a percentage.

The basket return will be calculated as follows: = 80.00% * 56.00% + 70.00% * 23.00% + 94.97% * 21.00% = 80.84%

Cash settlement amount = ($1,000 x 80.84%) = $808.40

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual basket return or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the basket return and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier levels for all basket underliers which we will set on the trade date and the actual basket return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the tables above.

Additional Risk Factors Specific to Your Notes

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1627.  You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, the accompanying general terms supplement, dated August 24, 2012, and the accompanying product supplement no. 1627, dated August 24, 2012, of The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the basket underliers to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.  The amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-18 of the accompanying product supplement no. 1627.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-17 of the accompanying product supplement no. 1627.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the basket underliers, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the basket as measured by the basket return. For any basket underlier, if the final underlier level for such basket underlier is less than the buffer level for such basket underlier, the amount you will receive, if any, on the stated maturity date may be less than the face amount of your notes. In such a case, the rate of decrease in the component return for such basket underlier below the buffer level will exceed the rate of decrease in the final underlier level of such basket underlier. Thus, you may lose your entire investment in the notes. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Is Limited

The maximum payment that you may receive for each $1,000 face amount of your notes is $1,153.00. Furthermore, your ability to participate in any change in the value of any individual underlier or underlying currency over the life of your notes will be limited because of the cap level for such basket underlier, which will be 107.65% of the initial underlier level of the EURO STOXX 50® Index, 107.65% of the initial underlier level of the FTSE® 100 Index and 107.65% of the initial underlier level of the TOPIX. The cap level for each underlier will limit the component return for such basket underlier, no matter how much the adjusted closing level of such underlier may rise beyond the cap level for such basket underlier over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the basket.

You Have No Shareholder Rights or Rights to Receive Any Basket Underlier Stock

Investing in your notes will not make you a holder of any of the basket underlier stocks.  Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against  the basket underlier stocks or any other rights with respect to the basket underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any basket underlier stocks.

The Lower Performance of One Basket Underlier May Offset an Increase in the Other Underliers in the Basket

Declines in the level of one basket underlier may offset increases in the levels of the other underliers in the basket. As a result, any return on the basket — and thus on your notes — may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes at maturity. In addition, because the basket underliers are not equally weighted, increases in lower weighted basket underliers may be offset by even small decreases in a more heavily weighted basket underlier.

The Notes Are Subject to Foreign Currency Exchange Rate Risk

The closing level of the underlier will be adjusted to reflect its U.S. dollar value by converting the closing level of the underlier from the non-U.S. dollar currency in which it is denominated to U.S. dollars. Consequently, if the value of the U.S. dollar strengthens against the non-U.S. dollar currency in which the underlier is denominated, you may lose a significant part of your investment in the notes, even if the value of the underlier increases over the life of your notes.

Foreign currency exchange rates vary over time, and may vary considerably during the life of your notes. Changes in a particular exchange rate result from the interaction of many factors directly or indirectly affecting economic and political conditions. Of particular importance are:

•           rates of inflation;

•           interest rate levels;

•           the balance of payments among countries;

•           the extent of government surpluses or deficits in the relevant foreign country and the United States; and

•           other financial, economic, military and political factors.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of the relevant foreign countries and the United States and other countries important to international trade and finance.

The price of the notes and payment on the stated maturity date could also be adversely affected by delays in, or refusals to grant, any required governmental approval for conversions of a local currency and remittances abroad with respect to the underlier or other de facto restrictions on the repatriation of U.S. dollars.

Intervention in the Foreign Currency Exchange Markets by the Countries Issuing Such Non-U.S. Dollar Currencies Could Materially and Adversely Affect the Value of Your Notes

Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the basket currencies or the U.S. dollar use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Currency developments may occur in any of the countries issuing the currencies of the non-U.S. dollar denominated underliers to which your notes are linked. Often, these currency developments impact foreign currency exchange rates in ways that cannot be predicted.

Governments may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing notes linked to foreign currencies is that their liquidity, trading value and cash settlement amount could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.

There will be no offsetting adjustment or change made during the life of your notes in the event that any floating exchange rate should become fixed, any fixed exchange rate should be allowed to float, or that the band limiting the float of any underlying currency should be altered or removed. Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting any underlying currency, the U.S. dollar, or any other currency.

A weakening in the exchange rate of any underlying currency relative to the U.S. dollar may have a material adverse effect on the value of your notes and the return on an investment in your notes.

An Investment in the Offered Notes is Subject to Risks Associated with Foreign Securities Markets

You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets whose stocks comprise the underlying indices may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Eurozone Financial Crisis Could Negatively Impact Investors in the Notes

A number of countries in the eurozone are undergoing a financial crisis affecting their economies, their ability to meet their sovereign financial obligations, and their financial institutions.  Countries in the eurozone that are not currently experiencing a financial crisis may do so in the future as a result of developments in other eurozone countries.  The economic, political, legal and regulatory ramifications of this financial crisis, including any legal or regulatory changes made in response to the crisis, are impossible to predict.  During the crisis, the USD/EUR exchange rate may be significantly more volatile than it has been in the past (as may the exchange rate between the euro and other currencies).  In response to this crisis, governments and regulatory bodies have taken, and may in the future take, extraordinary measures to intervene in the currency markets for the euro and the economies and financial institutions of the eurozone.  Increased volatility caused by the crisis and any economic, political, legal or regulatory changes made to address, or otherwise resulting from, the crisis and any intervention in the currency markets or eurozone economies could have an adverse effect on the USD/EUR exchange rate or the exchange rate between the euro and other currencies.  There is also a possibility that one or more eurozone countries may cease to use the euro, which could also adversely affect the exchange rate between the euro and other currencies and potentially the convertibility of the euro in such countries.  There is also the possibility that the euro may cease to exist or the USD/EUR exchange rate may otherwise become unavailable.  If this were to happen, the averaging dates and the determination date, and therefore the stated maturity date, for your notes could be postponed.  In this case, the exchange rate used to calculate your payment at maturity, if any, would be determined by the calculation agent based on its assessment, made in its sole discretion.  See “Supplemental Terms of the Notes – Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Cash Settlement Amount on Your Notes Is Based on to the Closing Level of the Basket Underliers on Five Averaging Dates

The underlier return for each basket underlier will be based on the arithmetic average of the underlier closing level of such basket underlier on each of the five averaging dates (each of which is subject to postponement in case of market disruption events or non-trading days), and therefore not the simple performance of the basket underliers over the life of your notes. For example, if the closing level of one or more of the basket underliers dramatically increased on the last averaging date (in other words, the determination date), the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been based only on the closing level of such basket underliers on that last averaging date.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-26 of this pricing supplement. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-26 of this pricing supplement unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

The Basket and the Basket Underliers

The Basket

The basket is comprised of three equity indices with the following weightings percentages within the basket: Euro STOXX 50® Index (56.00%), the FTSE® 100 Index (23.00%) and the TOPIX (21.00%). The basket underliers are subject to adjustment as described under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement.

The EURO STOXX 50® Index

The EURO STOXX 50® Index, which we refer to as the EURO STOXX 50 Index, is a capitalization-weighted index of 50 European blue-chip stocks and was created by STOXX Limited, a joint venture among Deutsche Boerse AG, Dow Jones & Company, Inc. and SWX Swiss Exchange. Publication of the EURO STOXX 50 Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The level of the EURO STOXX 50 Index is disseminated on, and additional information about the index is published on, the STOXX Limited website: http://www.stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement. STOXX Limited is under no obligation to continue to publish the EURO STOXX 50 Index and may discontinue publication of the EURO STOXX 50 Index at any time.

The top ten constituent stocks of the EURO STOXX 50® Index as of December 14, 2012, by weight, are: Total S.A. (5.61%), Sanofi (5.54%), Siemens AG (4.37%), BASF SE (4.24%), Bayer AG (3.83%), Banco Santander S.A. (3.73%), SAP AG (3.60%), Anheuser-Busch InBev N.V. (3.19%), ENI S.p.A. (3.11%) and Allianz SE (3.00%); constituent weights may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically.

As of December 14, 2012, the seventeen industry sectors which comprise the underlier represent the following weights in the EURO STOXX 50® Index: Automobiles & Parts (5.60%), Banks (14.81%), Basic Resources (0.75%), Chemicals (9.97%), Construction & Materials (2.72%), Food & Beverage (8.10%), Health Care (6.59%), Industrial Goods & Services (7.49%), Insurance (8.88%), Media (1.41%), Oil & Gas (9.51%), Personal & Household Goods (3.94%), Real Estate (1.04%), Retail (2.13%), Technology (5.41%), Telecommunications (5.27%) and Utilities (6.37%); industry weightings may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of December 14, 2012, the nine countries which comprise the EURO STOXX 50 Index represent the following weights in the index: Belgium (3.19%), Finland (0.71%), France (35.51%), Germany (32.39%), Ireland (0.67%), Italy (7.86%), Luxembourg (0.75%), Netherlands (7.05%) and Spain (11.86%); country weightings may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically.

The above information supplements the description of the EURO STOXX 50® Index found in the accompanying general terms supplement. This information was derived from information prepared by the index sponsor, however, the percentages we have listed above are approximate and may not match the information available on the index sponsor’s website due to subsequent corporation actions or other activity relating to a particular stock.  For more details about the EURO STOXX 50® Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — EURO STOXX 50® Index” on page S-58 of the accompanying general terms supplement.

The EURO STOXX 50® is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors (“Licensors”), which is used under license. The securities or other financial instruments based on the index are in no way sponsored, endorsed, sold or promoted by STOXX and its Licensors and neither STOXX nor its Licensors shall have any liability with respect thereto.

The FTSE® 100 Index

The FTSE® 100 Index, which we refer to as the FTSE 100 Index, is a market capitalization-weighted index of the 100 most highly capitalized U.K.-listed blue chip companies traded on the London Stock Exchange.  The index was developed with a base level of 1,000 as of December 30, 1983.  The FTSE 100 Index is calculated, published and disseminated by FTSE International Limited, a company owned by the London Stock Exchange Plc (the “Exchange”) that we refer to as FTSE. Additional information on the FTSE 100 Index is available from the following website: www.ftse.com/uk. We are not incorporating by reference the website or any material it includes in this pricing supplement.  FTSE is under no obligation to continue to publish the FTSE® 100 Index and may discontinue publication of the FTSE® 100 Index at any time.

FTSE 100 Index

Index Stock Weighting by Sector as of November 30, 2012

Sector:*	Percentage (%)**
Oil & Gas	16.99
Basic Materials	9.85
Industrials	9.30
Consumer Goods	14.28
Health Care	7.04
Consumer Services	9.59
Telecommunications	5.90
Utilities	3.92
Financials	22.43
Technology	1.57

*                   Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

**              Information provided by FTSE. Percentages may not sum to 100% due to rounding.

The top ten constituent stocks of the FTSE® 100 Index as of November 30, 2012, by weight, are: HSBC Hldgs (7.89%); BP (5.53%); Vodafone Group (5.35%); Royal Dutch Shell A (5.20%); GlaxoSmithKline (4.42%); British American Tobacco (4.28%); Royal Dutch Shell B (3.84%); Diageo (3.15%); BHP Billiton (2.79%) and Rio Tinto (2.60%); and constituent weightings may be found at http://www.ftse.com/Indices/UK_Indices/Downloads/FTSE_100_Index_ Factsheet.pdf under “Further Information – FTSE 100 Index Factsheet” and are updated periodically.

The above information supplements the description of the FTSE® 100 Index found in the accompanying general terms supplement. For more details about the FTSE® 100 Index, the underlier sponsor and the license agreement between the underlier sponsor and the issuer, see “The Underliers — FTSE® 100 Index” on page S-54 of the accompanying general terms supplement.

FTSE®”, “FT-SE®”, “Footsie®”, “FTSE4Good®” and “techMARK” are trademarks owned by the Exchange and are used by FTSE under license. “All-World®”, “All-Share®” and “All-Small®” are trade marks of FTSE.

The FTSE 100 Index is calculated by FTSE. FTSE does not sponsor, endorse or promote this product and is not in any way connected to it and does not accept any liability in relation to its issue, operation and trading.

All copyright and database rights in the index values and constituent list vest in FTSE. The Goldman Sachs Group, Inc. has obtained full license from FTSE to use such copyrights and database rights in the creation of this product.

TOPIX

The TOPIX, also known as the Tokyo Price Index, is a capitalization weighted index of all the domestic common stocks listed on the First Section of the Tokyo Stock Exchange, Inc., which we refer to as the TSE. Domestic stocks admitted to the TSE are assigned either to the TSE First Section Index, the TSE Second Section Index or the TSE Mothers Index. Stocks listed in the First Section, which number approximately 1,700, are among the most actively traded stocks on the TSE. The TOPIX is supplemented by the sub-basket components of the 33 industry sectors and was developed with a base index value of 100 as of January 4, 1968. The TOPIX is calculated and published by TSE. Additional information about the TOPIX is available on the following website: http://www.tse.or.jp/english/market/topix/index.html. We are not incorporating by reference the website or any material it includes in this pricing supplement.

TOPIX

Index Stock Weighting by Sector as of November 30, 2012

Sector:*	Percentage (%)**
Fishery, Agriculture & Forestry	0.09%
Mining	0.63%
Construction	2.58%
Foods	4.17%
Textiles & Apparels	0.86%
Pulp & Paper	0.29%
Chemicals	5.85%
Pharmaceutical	5.29%
Oil & Coal Products	0.78%
Rubber Products	0.82%
Glass & Ceramics Products	1.00%
Iron & Steel	1.60%
Nonferrous Metals	1.07%
Metal Products	0.70%
Machinery	5.05%
Electric Appliances	11.86%
Transportation Equipments	11.00%
Precision Instruments	1.44%
Other Products	1.49%
Electric Power & Gas	2.48%
Land Transportation	4.42%
Marine Transportation	0.29%
Air Transportation	0.62%
Warehousing & Harbor Transportation Services	0.23%
Information & Communication	6.44%
Wholesale Trade	5.30%
Retail Trade	4.27%
Banks	9.94%
Securities & Commodity Futures	1.24%
Insurance	2.32%
Other Financing Business	0.94%
Real Estate	2.99%
Services	2.16%

*                   Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

**              Information provided by TSE. Percentages may not sum to 100% due to rounding.

The above information supplements the description of the TOPIX found in the accompanying general terms supplement. For more details about the TOPIX, the underlier sponsor and the license agreement between the underlier sponsor and the issuer, see “The Underliers — TOPIX” on page S-63 of the accompanying general terms supplement.

The TOPIX Index Value and the TOPIX Marks are subject to the proprietary rights owned by the Tokyo Stock Exchange, Inc. and the Tokyo Stock Exchange, Inc. owns all rights and know-how relating to the TOPIX such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Marks. The Tokyo Stock Exchange, Inc. shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Marks or cease the use thereof. The Tokyo Stock Exchange, Inc. makes no warranty or representation whatsoever, either as to the results stemmed from the use of the TOPIX Index Value and the TOPIX Marks or as to the figure at which the TOPIX Index Value stands on any particular day. The Tokyo Stock Exchange, Inc. gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein. Further, the Tokyo Stock Exchange, Inc. shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value. No securities are in any way sponsored, endorsed or promoted by the Tokyo Stock Exchange, Inc. The Tokyo Stock Exchange, Inc. shall not bear any obligation to give an explanation of the securities or an advice on investments to any purchaser of the securities or to the public. The Tokyo Stock Exchange, Inc. neither selects specific stocks or groups thereof nor takes into account any needs of the issuing company or any purchaser of the securities, for calculation of the TOPIX Index Value. Including but not limited to the foregoing, the Tokyo Stock Exchange, Inc. shall not be responsible for any damage resulting from the issue and sale of the securities.

HISTORICAL HIGH, LOW AND CLOSING LEVELS OF THE BASKET UNDERLIERS

The closing levels of the respective basket underliers have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing levels of the basket underliers during any period shown below is not an indication that the basket underliers are more or less likely to increase or decrease at any time during the life of your notes.

YOU SHOULD NOT TAKE THE HISTORICAL LEVELS OF THE BASKET AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET

We cannot give you any assurance that the future performance of any basket underlier or any underlier stock will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.  Between December 17, 2007 and December 17, 2012, there were 1,024 13-month periods, the first of which began on December 17, 2007 and the last of which ended on December 17, 2012.  In 271 of such 1,024 13-month periods, the arithmetic average of the closing levels of the basket during each of the last five days of such period was below 90.00% of the closing level of the basket on the initial date of such period. Therefore, during approximately 26.46% of such 13-month periods, if you had owned notes with terms similar to the offered notes, you would have received less than the face amount of such notes at maturity. (We calculated these figures using basket underlier levels and exchange rate values derived from Bloomberg for each relevant date.  Each period was fixed at 13-months without any adjustment for holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the basket underliers. The actual performance of the basket underliers over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below. The tables below show the high, low and final closing levels of each of the basket underliers for each of the four calendar quarters in 2009, 2010, 2011 and 2012 (through December 17, 2012). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification

Quarterly High, Low and Closing Levels of the EURO STOXX 50® Index

	High	Low	Last
2009
Quarter ended March 31	2578.43	1809.98	2071.13
Quarter ended June 30	2537.35	2097.57	2401.69
Quarter ended September 30	2899.12	2281.47	2872.63
Quarter ended December 31	2992.08	2712.30	2964.96
2010
Quarter ended March 31	3017.85	2631.64	2931.16
Quarter ended June 30	3012.65	2488.50	2573.32
Quarter ended September 30	2827.27	2507.83	2747.90
Quarter ended December 31	2890.64	2650.99	2792.82
2011
Quarter ended March 31	3068.00	2721.24	2910.91
Quarter ended June 30	3011.25	2715.88	2848.13
Quarter ended September 30	2875.67	1995.01	2179.66
Quarter ended December 31	2476.92	2090.25	2316.55
2012
Quarter ended March 31	2608.42	2286.45	2477.28
Quarter ended June 30	2501.18	2068.66	2264.72
Quarter ended September 30	2594.56	2151.54	2454.26
Quarter ending December 31 (through December 17, 2012)	2630.54	2427.32	2628.01

Quarterly High, Low and Closing Levels of the FTSE® 100 Index

	High	Low	Last
2009
Quarter ended March 31	4638.92	3512.09	3926.14
Quarter ended June 30	4506.19	3925.52	4249.21
Quarter ended September 30	5172.89	4127.17	5133.90
Quarter ended December 31	5437.61	4988.70	5412.88
2010
Quarter ended March 31	5727.65	5060.92	5679.64
Quarter ended June 30	5825.01	4914.22	4916.87
Quarter ended September 30	5602.54	4805.75	5548.62
Quarter ended December 31	6008.92	5528.27	5899.94
2011
Quarter ended March 31	6091.33	5598.23	5908.76
Quarter ended June 30	6082.88	5674.38	5945.71
Quarter ended September 30	6054.55	5007.16	5128.48
Quarter ended December 31	5713.82	4944.44	5572.28
2012
Quarter ended March 31	5965.58	5612.26	5768.45
Quarter ended June 30	5874.89	5260.19	5571.15
Quarter ended September 30	5915.55	5498.32	5742.07
Quarter ending December 31 (through December 17, 2012)	5945.85	5605.59	5912.15

Quarterly High, Low and Closing Levels of the TOPIX

	High	Low	Last
2009
Quarter ended March 31	888.25	700.93	773.66
Quarter ended June 30	950.54	793.82	929.76
Quarter ended September 30	975.59	852.42	909.84
Quarter ended December 31	915.87	811.01	907.59
2010
Quarter ended March 31	979.58	881.57	978.81
Quarter ended June 30	998.90	841.42	841.42
Quarter ended September 30	870.73	804.67	829.51
Quarter ended December 31	908.01	803.12	898.80
2011
Quarter ended March 31	974.63	766.73	869.38
Quarter ended June 30	865.55	805.34	849.22
Quarter ended September 30	874.34	728.85	761.17
Quarter ended December 31	771.43	706.08	728.61
2012
Quarter ended March 31	872.42	727.15	854.35
Quarter ended June 30	856.05	695.51	770.08
Quarter ended September 30	778.70	713.95	737.42
Quarter ending December 31 (through December 17, 2012)	807.84	713.95	807.84

HISTORICAL EXCHANGE RATES

The respective exchange rates have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in any of the exchange rates during any period shown below is not an indication that such exchange rates are more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rates will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rates. The actual performance of the exchange rates over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical exchange rates shown below.

The following tables set forth the published high, low and end of quarter daily exchange rates for each of the underlying currencies for each of the four calendar quarters in 2009, 2010, 2011 and 2012 (through December 17, 2012), as published by Bloomberg Financial Services for such periods. The exchange rates are expressed as the amount of U.S. dollars per one unit of the applicable basket currency unit. As set forth in the following tables, an increase in an exchange rate for a given day indicates a strengthening of the relevant underlying currency against the U.S. dollar, while a decrease in an exchange rate indicates a relative weakening of that underlying currency against the U.S. dollar. We obtained the information in the tables below from Bloomberg Financial Services, without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the basket return will be positive or that the cash settlement amount at maturity will be greater than the face amount of your notes.

Historical Quarterly High, Low and Closing Levels of EUR (USD/EUR)

	High	Low	Last
2009
Quarter ended March 31	1.4045	1.2530	1.3250
Quarter ended June 30	1.4303	1.2921	1.4033
Quarter ended September 30	1.4790	1.3884	1.4640
Quarter ended December 31	1.5134	1.4249	1.4321
2010
Quarter ended March 31	1.4513	1.3273	1.3510
Quarter ended June 30	1.3653	1.1923	1.2238
Quarter ended September 30	1.3634	1.2527	1.3634
Quarter ended December 31	1.4207	1.2983	1.3384
2011
Quarter ended March 31	1.4226	1.2907	1.4158
Quarter ended June 30	1.4830	1.4048	1.4502
Quarter ended September 30	1.4539	1.3387	1.3387
Quarter ended December 31	1.4189	1.2941	1.2961
2012
Quarter ended March 31	1.3462	1.2675	1.3334
Quarter ended June 30	1.3336	1.2363	1.2667
Quarter ended September 30	1.2085	1.3148	1.2865
Quarter ending December 31 (through December 17, 2012)	1.3163	1.2704	1.3159

Historical Quarterly High, Low and Closing Levels of GBP (USD/GBP)

	High	Low	Last
2009
Quarter ended March 31	1.5216	1.3753	1.4323
Quarter ended June 30	1.6591	1.4468	1.6458
Quarter ended September 30	1.6989	1.5882	1.5982
Quarter ended December 31	1.6818	1.5799	1.6170
2010
Quarter ended March 31	1.6362	1.4813	1.5184
Quarter ended June 30	1.5496	1.4334	1.4945
Quarter ended September 30	1.5953	1.5032	1.5716
Quarter ended December 31	1.6268	1.5368	1.5612
2011
Quarter ended March 31	1.6364	1.5473	1.6028
Quarter ended June 30	1.6707	1.5959	1.6053
Quarter ended September 30	1.6543	1.5343	1.5584
Quarter ended December 31	1.6130	1.5416	1.5543
2012
Quarter ended March 31	1.5984	1.5299	1.5984
Quarter ended June 30	1.6238	1.5354	1.5684
Quarter ended September 30	1.5404	1.6268	1.6148
Quarter ending December 31 (through December 17, 2012)	1.6201	1.5841	1.6201

Historical Quarterly High, Low and Closing Levels of JPY* (JPY/USD)

	High	Low	Last
2009
Quarter ended March 31	99.15	88.75	98.96
Quarter ended June 30	100.99	94.41	96.36
Quarter ended September 30	97.57	89.63	89.70
Quarter ended December 31	93.02	86.41	93.02
2010
Quarter ended March 31	93.47	88.47	93.47
Quarter ended June 30	94.61	88.43	88.43
Quarter ended September 30	88.74	83.04	83.53
Quarter ended December 31	84.26	80.40	81.12
2011
Quarter ended March 31	83.77	78.89	83.13
Quarter ended June 30	85.49	79.89	80.56
Quarter ended September 30	81.25	76.24	77.06
Quarter ended December 31	78.37	75.82	76.91
2012
Quarter ended March 31	83.79	76.14	82.41
Quarter ended June 30	82.63	78.21	79.82
Quarter ended September 30	77.44	79.95	77.80
Quarter ending December 31 (through December 17, 2012)	83.82	77.99	83.82

*expressed as the number of Japanese Yen per one U.S. dollar

Supplemental Discussion of Federal Income Tax Consequences

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement and the accompanying product supplement no. 1627.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. Notwithstanding the preceding sentence, the terms “we”, “our” and “us” in this section refer to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•                  a dealer in securities or currencies;

•                  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•                  a bank;

•                  a life insurance company;

•                  a tax exempt organization;

•                  a regulated investment company;

•                  a common trust fund;

•                  a person that owns a note as a hedge or that is hedged against interest rate or currency risks;

•                  a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•                  a United States holder whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Tax Treatment. You will be obligated pursuant to the terms of the notes – in the absence of a change in law, an administrative determination or a judicial ruling to the contrary – to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the basket underliers. Except as otherwise noted below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the note. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal rates applicable to ordinary income.

We will not attempt to ascertain whether any component of the basket underliers would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Internal Revenue Code. If a component of any basket underlier were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a U.S. holder. You should refer to publicly filed information with respect to each component and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of a particular component of any basket underlier is or becomes a PFIC.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for United States federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, any income you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, as a capital loss.

If the rules governing contingent payment obligations apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

In addition, because the performance of the basket underliers takes into account the return of the currencies in which each component of the basket underlier is denominated, it is possible that the Internal Revenue Service could assert that your notes should be subject to Section 988 of the Internal Revenue Code. If Section 988 were to apply to your notes, it is possible that all or a portion of any gain or loss that you recognize upon the sale or maturity of your notes could be treated as ordinary gain or loss. If any gain or loss that you recognize with respect to the notes is treated as ordinary gain or loss because of the application of Section 988, you may be able to make an election to treat such gain or loss as capital gain or loss. This election generally must be made on the first day that you acquire your notes. You should consult your own tax advisor as to the availability and effect of such election.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above and you should consult your own tax advisor with respect to the tax treatment of the notes.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes, including whether the holder of an instrument such as your notes should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment and the value of your notes.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of notes and are, for U.S. federal income tax purposes:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Alien Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover page of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of     % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of     % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Supplemental Plan of Distribution” on page S-34 of the accompanying product supplement no. 1627. We expect to deliver the notes against payment therefore in New York, New York on December 27, 2012, which is expected to be the third scheduled business day following the date of this pricing supplement and of the pricing of the notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement, and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

		$ The Goldman Sachs Group, Inc. Leveraged Buffered Basket-Linked Medium-Term Notes, Series D, due Goldman, Sachs & Co. JP Morgan Placement Agent

Pricing Supplement
	Page
Summary Information	PS-2
Additional Terms Specific to Your Notes	PS-8
Hypothetical Examples	PS-9
Additional Risk Factors Specific To Your Notes	PS-13
The Basket and the Basket Underliers	PS-17
Supplemental Discussion of Federal Income Tax Consequences	PS-26
Supplemental Plan of Distribution	PS-29

Product Supplement no. 1627 dated August 24, 2012

Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Notes	S-9
Additional Risk Factors Specific to the Underlier-Linked Notes	S-16
General Terms of the Underlier-Linked Notes	S-20
Use of Proceeds	S-24
Hedging	S-24
Supplemental Discussion of Federal Income Tax Consequences	S-26
Employee Retirement Income Security Act	S-33
Supplemental Plan of Distribution	S-34

General Terms Supplement dated August 24, 2012

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-31
Licenses	S-32
S&P 500® Index	S-32
MSCI Indices	S-37
Hang Seng China Enterprises Index	S-44
Russell 2000® Index	S-48
FTSE® 100 Index	S-54
Euro STOXX 50® Index	S-58
TOPIX	S-63
The Dow Jones Industrial AverageSM	S-68
The iShares® MSCI Emerging Markets Index Fund	S-70

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140